UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Fourth Quarter 2025 Operating and Financial Results

Mexico City, Mexico, February 23, 2026—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the fourth quarter 2025 (4Q25).

Full-year 2025 summary

▪	Passenger traffic increased 8.5%, reaching 28.8 million passengers during 2025.

▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments in 2025 reached Ps.2,709 million.

▪	In 2025, Adjusted EBITDA was Ps.10,167 million, an increase of 12.1%, as compared to 2024.

▪	During the year, OMA distributed dividends for Ps.11.54 per share; the leverage level measured by Net Debt/Adjusted EBITDA was 1.03x as of December 31, 2025.

4Q25 summary

▪	Passenger traffic increased 6.0% during 4Q25, as compared to 4Q24, reaching 7.5 million passengers. The airports with the highest traffic growth compared to 4Q24 were Monterrey, Chihuahua, San Luis Potosí, Acapulco, and Zacatecas.

▪	The sum of aeronautical and non-aeronautical revenues grew 6.1%, as compared to 4Q24.

▪	Adjusted EBITDA increased by 5.9%, versus 4Q24, reaching Ps.2,577 million.

▪	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.755 million in the quarter.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 4Q25 earnings conference call on February 24, 2026 at 12:30 p.m. Eastern time, 11:30 a.m. Mexico City time.

Call +1-877-407-9208 or +1-201-493-6784. The conference ID is 13758404. The conference call will also be available by webcast at: https://viavid.webcasts.com/starthere.jsp?ei=1750783&tp_key=34702b96f6

4Q25 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 7.7% compared to 4Q24.

During the quarter, 13 domestic and 5 international routes started operations.

Airline	Opened			
	# Routes	Origin	Destination	Type
Domestic Routes				
TAR	6	Acapulco	Querétaro	Regular*
		Chihuahua	Torreón	Regular*
		Torreón	Chihuahua	Regular*
		Mazatlán	Torreón	Regular*
		Torreón	Mazatlán	Regular*
		Mazatlán	Aguacalientes	Regular*
VIVA	5	Acapulco	Monterrey	Regular*
		Durango	Monterrey	Regular*
		Monterrey	Acapulco	Regular*
		Monterrey	Durango	Regular*
		Tampico	Villahermosa	Regular*
Volaris	2	Durango	Guadalajara	Regular*
		Zihuatanejo	Guadalajara	Regular*
International Routes				
VIVA	2	Monterrey	San José, Costa Rica	Regular*
		Monterrey	New York (JFK)	Seasonal
Aeromexico	1	Monterrey	Salt Lake City	Seasonal*
Avianca	1	Monterrey	Bogota, Colombia	Regular
Westjet	1	Mazatlan	Regina	Seasonal*

* There was no other airline operating this route.

Total passenger traffic reached 7.5 million passengers, an increase of 6.0% as compared to 4Q24. During the quarter, of total traffic, 85.2% was domestic and 14.8% was international.

Domestic passenger traffic grew 6.4%, compared to 4Q24, while international traffic increased 4.2%.

The airports with the largest passenger traffic growth in volume terms as compared to 4Q24, were:

▪	Monterrey (+8.2%), on its Bajío, Puerto Vallarta, Toluca, Mexico City, Mérida and Guadalajara routes.

▪	Chihuahua (+10.8%), on its Mexico City, Monterrey, Tijuana, Cancún, Los Mochis and Guadalajara routes.

▪	San Luis Potosí (+19.9%), on its Dallas, Atlanta and San Antonio routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 4Q24, were:

▪	Culiacán (-6.9%), on its Tijuana, Guadalajara and Mexico City routes.

▪	Mazatlán (-6.7%), on its Mexico City, Bajío and Dallas Fort Worth routes.

▪	Reynosa (-12.2%), on its AIFA, Mexico City and Veracruz routes.

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 93.4% as of December 31, 2025.

Freight Logistics Services

▪	OMA Carga’s revenues increased by 14.2%, as compared to 4Q24.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 86.6% occupancy rate, compared to 84.4% in 4Q24, with a 0.6% decrease in the average room rate to Ps.3,426 per night.

▪	Hilton Garden Inn had a 75.0% occupancy rate, compared to 72.2% in 4Q24, with a 6.3% decrease in the average room rate to Ps.3,122 per night.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.47.0 million, a decrease of 0.7% versus 4Q24. The decrease is mainly attributable to the appreciation of the Mexican peso against the U.S. dollar, as well as a 5,000 m² warehouse left available during the quarter.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 5.6%.

Non-aeronautical revenues increased 7.5%.

Commercial revenues increased 8.4%, while commercial revenues per passenger reached Ps.61.7, an increase of 2.2% versus 4Q24. The line items with the largest increases were:

▪	Parking, +18.4%, driven by an increase in passenger traffic, higher penetration, and higher tariffs.

▪	Restaurants, +11.3%, driven by greater penetration and opening or replacement of outlets in previous quarters, as well as higher passenger traffic.

▪	VIP Lounges, +17.0%, Due to greater market penetration, primarily at the Monterrey Airport, and an increase in passenger traffic.

▪	Retail, +7.0%, driven by higher penetration and the opening or replacement of outlets in previous quarters, as well as the increase in passenger traffic.

Diversification revenues increased 4.8%, mainly due to higher revenues from OMA Carga.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 11.6% as compared to 4Q24, mainly due to increases in minor maintenance, contracted security and cleaning services, as well as utilities, mainly energy costs.

The major maintenance provision expense was Ps.216.3 million. In the fourth quarter, OMA recognized the effects of the update to major maintenance requirements included in its Master Development Programs for the 2026–2030 period, which was approved in December 2025, resulting in an increase in the major maintenance provision liability. The outstanding balance of the maintenance provision as of December 31, 2025, was Ps. 2,673 million.

The airport concession tax increased 8.0% to Ps.286.3 million, as a result of the increase in revenues.

In relation to the change in the rate from 5.0% to 9.0% applied to the revenues generated by OMA’s airport concessions, pursuant to the Mexican Federal Duties Law, effective as of January 1, 2024, in the fourth quarter of 2025, the 4% excess of Concession Tax levied on aeronautical revenues amounted to Ps.110 million, equivalent to 3.2% of the sum of OMA’s aeronautical and non-aeronautical revenues. This amount is included within the Ps.286.3 million recorded as Concession Tax expense in 4Q25. Under the Tariff Regulation Bases effective as of October 20, 2023, payments made to the government related to aeronautical revenues, in excess of those included in the most recent tariff revision, were added to the reference value used in the joint maximum tariff revision for the 2026 – 2030 period. Therefore, starting in January 2026, these excess airport concession taxes amounts paid will begin to be recovered through the maximum tariff.

The technical assistance fee was Ps.62.4 million, 3.4% lower, as a result of the decrease in EBITDA during the quarter.

Total operating costs and expenses increased 3.2%.

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,131 million, 2.9% lower than 4Q24, with an operating margin of 51.8%.

Adjusted EBITDA was Ps.2,577 million, 5.9% higher than 4Q24, with a margin of 73.6%.

*Excluding the incremental effect of the concession tax on aeronautical revenues, OMA’s Adjusted EBITDA would have been Ps.2,684 million, with a margin of 76.7% during 4Q25. For the full year 2025, Adjusted EBITDA would have been Ps.10,585 million, with a margin of 77.5%.

Financing Expense and Net Income

Financing Expense was Ps.290 million compared to Ps.332 million in 4Q24. The decrease is mainly due to lower changes in the present value of the major maintenance provision, as well as a higher interest income during the quarter.

Consolidated net income in the quarter was Ps.1,223 million, an increase of 3.6% as compared to 4Q24.

Earnings per share, based on net income of the controlling interest was Ps.3.15, and earnings per ADS was US$1.40. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 4Q25, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.755 million, comprised of Ps.613 million in improvements to concessioned assets, Ps.81 million in major maintenance and Ps.61 million in strategic investments.

The most important investment expenditures included:

Indebtedness

(Ps. Thousands)	Interest Rate	December 31, 2024	December 31, 2025
Short Term Debt			
Credit Lines payable at maturity in May 2025; Ps. 600 mm	TIIE + 60 bps	600,000	-
Total Short-Term Debt		**600,000**	**-**
Long-Term Debt			
5-yr Bond, Ps. 1,000 mm: OMA21V	TIIE 28 + 75 bps	1,000,000	1,000,000
7-yr Bond, Ps. 2,500 mm: OMA21-2	7.83%	2,500,000	2,500,000
5-yr Bond, Ps. 1,700 mm: OMA22L	TIIE 28 + 14 bps	1,700,000	1,700,000
7-yr Bond, Ps. 2,300 mm: OMA22-2L	9.35%	2,300,000	2,300,000
3.4-yr Bond, Ps. 640 mm: OMA23L	TIIE 28 + 22 bps	640,000	640,000
7-yr Bond, Ps. 2,560 mm: OMA23-2L	10.26%	2,560,000	2,560,000
3-yr Bond, Ps. 820 mm: OMA25	TIIE Fondeo + 45 bps	-	820,000
7-yr Bond, Ps. 1,930 mm: OMA25-2	9.34%	-	1,930,000
Subtotal Long-Term Debt		**10,700,000**	**13,450,000**
Less: Current Portion of Long-Term Debt		-	(1,640,000)
Less: Commissions and Financing Expenses		(18,120)	(21,641)
Total Long-Term Debt		**10,681,880**	**11,788,359**
Plus: Financial leases		178,990	158,719
Plus: Current Portion of Long-Term Debt		-	1,640,000
Plus: Bank Debt		600,000	-
Total Debt + Financial leases		**11,460,870**	**13,587,078**
Variable Rate issued debt		*34.9%*	*30.9%*
Fixed Rate issued debt		*65.1%*	*69.1%*
Net Debt (Includes financial leases)		**9,804,505**	**10,488,986**
Net Debt / Last Twelve Months Adjusted EBITDA (x)		1.08	1.03

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 4Q25, cash flows from operating activities generated cash of Ps.1,851 million.

In the fourth quarter of 2025, investing activities used cash for Ps.663 million. Financing activities mainly reflect the payment of the second installment of the dividend approved at the Annual General Ordinary Shareholders’ Meeting held on April 25, 2025, resulting in a net cash outflow of Ps.2,535 million during the quarter.

The net increase in cash resulting from operating, investing and financing activities in 4Q25 was Ps.1,347 million. This, combined with the negative effect of changes in the value of cash of Ps.0.3 million, resulted in a Cash and Cash Equivalents balance as of December 31, 2025, of Ps.3,098 million.

Relevant Events

Approval of Master Development Program (MDP) for the 2026 - 2030 period. On December 18, 2025, OMA announced that it received approval from the Ministry of Infrastructure, Communications and Transportation (SICT), through the Federal Civil Aviation Agency (AFAC), of the Master Development Program for each of its thirteen concessionaires corresponding to the 2026–2030 period. The total committed investment amounts were Ps. 16,005 million, expressed in pesos as of December 31, 2024.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	December 31, 2024	December 31, 2025	% Var Dec25/Dec24
Assets			
Current Assets			
Cash and Cash Equivalents	1,656,365	3,098,092	87.0
Trade Accounts Receivable - Net	1,845,965	2,010,527	8.9
Trade Accounts Receivable from Related Parties	20,276	44,842	121.2
Recoverable Taxes	415,487	355,440	(14.5)
Advances to Contractors	262,347	665,141	153.5
Other Current Assets	92,091	87,880	(4.6)
Total Current Assets	4,292,531	6,261,922	45.9
Land, Buildings, Machinery and Equipment - Net	3,112,540	3,041,725	(2.3)
Investments in Airport Concessions - Net	18,715,808	20,352,266	8.7
Rights of use of leased assets, net	126,299	113,056	(10.5)
Other Assets - Net	60,990	41,005	(32.8)
Deferred Taxes	924,892	1,127,497	21.9
Total Assets	**27,233,060**	**30,937,471**	**13.6**
Liabilities and Stockholder's Equity			
Current Liabilities			
Bank Debt	600,000	-	(100.0)
Current Portion of Long-Term Debt	-	1,640,000	n.a.
Current Portion of Major Maintenance Provision	555,498	593,267	6.8
Current Portion of Financial Leases	19,022	49,113	158.2
Trade Accounts Payable	610,375	789,194	29.3
Taxes and Accrued Expenses	1,132,329	1,191,996	5.3
Accounts Payable to Related Parties	350,076	465,571	33.0
Total Current Liabilities	3,267,300	4,729,141	44.7
Long-Term Debt	10,681,880	11,788,359	10.4
Guarantee Deposits	416,665	405,925	(2.6)
Employee Benefits	165,279	196,768	19.1
Major Maintenance Provision	1,728,665	2,079,521	20.3
Financial Leases	159,968	109,508	(31.5)
Deferred Taxes	48,566	27,667	(43.0)
Long-Term Accounts Payable to Related Parties	220,500	173,950	(21.1)
Total liabilities	**16,688,823**	**19,510,839**	**16.9**
Common Stock	297,782	297,782	-
Additional paid-in capital	29,786	29,786	-
Retained Earnings	8,550,187	9,437,364	10.4
Share Repurchase Reserve	1,500,000	1,500,000	-
Labor Obligations	7,019	(4,747)	n.a.
Non-Controlling Interest	159,463	166,447	4.4
Stockholders' Equity	**10,544,237**	**11,426,632**	**8.4**
Total Liabilities and Stockholder's Equity	**27,233,060**	**30,937,471**	**13.6**

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2024. The exchange rates used to convert foreign currency amounts were Ps.20.7862 as of December 31, 2024, and Ps.18.0012 as of December 31, 2025.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego Chief Financial Officer

Dated: February 24, 2026